EXHIBIT 99.8
LETTER DATED MAY 19, 2009 FROM TRILOGY ENTERPRISES TO ISSUER
May 19, 2009
Autobytel Inc.
18872 MacArthur Boulevard, Suite 200
Irvine, California 92612-1400
Attention: Mr. Jeffrey H. Coats, President and Chief Executive Officer
Ladies and Gentlemen:
We have reviewed Autobytel’s response to our recently expired tender offer. We are disappointed in Autobytel’s categorical refusal to engage us in discussions that may result in improving shareholder value. You have made it clear that you are not willing to negotiate. Given that, we elected not to increase our tender offer price and allowed the tender offer to expire unchanged.
In addition, we find Autobytel’s accusation that we have used confidential information in conjunction with our tender offer to be wholly irresponsible and baseless. It is difficult to comprehend Autobytel’s objective in making such an accusation.
We have noted that the Board believes the break-up value of Autobytel is “substantially in excess of the offers made...during the sale process”. We ask that the Board communicate to its shareholders the break-up value of Autobytel, such that shareholders can determine if that is the best course to maximize value.
We further note that Autobytel’s stock traded approximately 7 million shares during the tender offer. This is significantly in excess of normal trading volumes and provides evidence that shareholders do want liquidity.
We will continue to evaluate your business, its cash position, and its operating performance. We have noted your views regarding your cash position. We do agree that maintaining and growing cash from operations is important.
The automotive business continues to announce bad news daily. Dealerships are consolidating and the viability of key manufacturers is uncertain. We believe that now is the time for Autobytel to preserve as much shareholder value as possible. We cannot negotiate if the Board is unwilling. Accordingly, we elected not to extend our offer.
Regards,

Trilogy Enterprises, Inc.
By:	/s/ Sean P. Fallon
Sean Fallon
Senior Vice President